Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF THE

CERTIFICATE OF INCORPORATION

OF

MEDEOREX, INC.

UNDER SECTION 805 OF THE BUSINESS CORPORATION LAW

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1.   The name of the corporation is Medeorex, Inc. The name under which the corporation was formed is: Phyllis Maxwell’s Groups Inc.

2.   The certificate of incorporation of said corporation was filed by the Department of State on the 18th day of April, 1989.

3.    (a) The certificate of incorporation is amended to change the name of the corporation to Karver International, Inc.

(b) To effect the foregoing, Article FIRST is amended to read as follows: The name of the corporation is Karver International, Inc.

4.   The amendment was authorized by:

                   The unanimous written consent of the Board of Directors followed by the partial written consent of the holders of a majority of the outstanding shares of common stock of the corporation.

MEDEOREX, INC.

By:	/s/ Jack Kachkar
Name: Jack Kachkar
Title: Chairman and President